                                                             Exhibit No. EX-99.4

These  shares  are held  directly  by the  Allyson  Lee Kim  Trust  of  10/15/01
(Irrevocable),  of which the  Co-Trustees  are John T. Kim and Susan Y. Kim, and
are held indirectly by John T. Kim as Co-Trustee and immediate family member of, and sharing the same household  with,  Allyson Lee Kim, the  beneficiary of this trust, and Susan Y. Kim as Co-Trustee.